SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 FORM 11-K
                        ANNUAL REPORT OF EMPLOYEE STOCK
                      PURCHASE, SAVINGS AND SIMILAR PLANS



(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 [NO FEE REQUIRED]

            For the fiscal year ended December 31, 1999

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 [NO FEE REQUIRED]

		For the transition period from        to        .



Commission File Number:  001-14473



                         SKY FINANCIAL GROUP, INC.
                      PROFIT SHARING AND 401(K) PLAN
                         (Full title of the plan)




                         SKY FINANCIAL GROUP, INC.
                          221 South Church Street
                        Bowling Green, Ohio  43402
                             (419) 327-6300
          (Name of issuer of the securities held pursuant to the
            plan and address of its principal executive office)


















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                        SKY FINANCIAL GROUP, INC.
                      PROFIT SHARING AND 401(k) PLAN



                          FINANCIAL STATEMENTS
                       December 31, 1999 and 1998









































<Page  3>


                           SKY FINANCIAL GROUP, INC.
                         PROFIT SHARING AND 401(k) PLAN
                             Bowling Green, Ohio


                             FINANCIAL STATEMENTS
                          December 31, 1999 and 1998











                                   CONTENTS






REPORT OF INDEPENDENT AUDITORS ..................................    4


FINANCIAL STATEMENTS

   STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS ..............    5

   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS ....    6

   NOTES TO FINANCIAL STATEMENTS ................................    7


SUPPLEMENTAL SCHEDULES

   SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR   12


SIGNATURES ......................................................   13


EXHIBIT 23 ......................................................   14







<Page 4>

                         REPORT OF INDEPENDENT AUDITORS


Plan Administrator
Sky Financial Group, Inc.
  Profit Sharing and 401(k) Plan
Bowling Green, Ohio


We have audited the accompanying statements of net assets available for benefits of the Sky Financial Group, Inc. Profit Sharing and 401(k) Plan as of December 31, 1999 and 1998 and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and is not a required part of the financial statements. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                     /s/ Crowe, Chizek and Company LLP

                                     Crowe, Chizek and Company LLP

Columbus, Ohio
May 19, 2000





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                          SKY FINANCIAL GROUP, INC.
                        PROFIT SHARING AND 401(k) PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                          December 31, 1999 and 1998



                                            1999              1998

ASSETS
   Investments at fair value (Note 5)   $23,710,133       $46,431,529
   Cash and cash equivalents              1,632,452         1,501,325

   Receivables
      Employer contributions              3,178,653         1,406,908
      Employee contributions                 12,249            71,230
      Interest and dividends                 68,334           201,623

         Total assets                    28,601,821        49,612,615

LIABILITIES
   Security purchases payable                22,247                -

Net assets available for benefits       $28,579,574       $49,612,615
































<Page  6>
                           SKY FINANCIAL GROUP, INC.
                       PROFIT SHARING AND 401(k) PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                        Year Ended December 31, 1999



Additions to net assets attributed to:
   Investment income:
   Net appreciation in fair value of investments (Note 5)    $   345,740
      Interest and dividend                                      532,703
                                                                 878,443

   Contributions:
      Employer                                                 4,344,293
      Participants                                             2,349,420
                                                               6,693,713

         Total additions                                       7,572,156


Deductions from net assets attributed to:
   Benefits paid to participants                               5,585,201
   Administrative expenses                                       284,388
   Transfer to Sky Financial Group, Inc. Employee Stock
      Ownership Pension Plan (Note 4)                         22,735,608
                                                              28,605,197

Net increase (decrease)                                      (21,033,041)

Net assets available for benefits
   Beginning of year                                          49,612,615

   End of year                                               $28,579,574






















<Page  7>

                          SKY FINANCIAL GROUP, INC.
                       PROFIT SHARING AND 401(k) PLAN
                        NOTES TO FINANCIAL STATEMENTS
                         December 31, 1999 and 1998


NOTE 1 - DESCRIPTION OF PLAN

The following description of the Sky Financial Group, Inc. Profit Sharing and 401(k) Plan (the Plan) provides only general information. The Plan includes a frozen profit sharing component, an employee stock-ownership component and a 401(k) component. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan was originally effective July 1, 1989 and was restated on January 1, 1995 and January 1, 1999. The Plan is a defined contribution plan covering substantially all employees of Sky Financial Group, Inc. (the Company), and its wholly-owned subsidiaries who have worked 1,000 hours in their first year of service and have attained age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Each year, participants may contribute up to the maximum amount allowed by the Internal Revenue Code ($10,000) to the Plan. The Company makes a matching contribution equal to 100% of the participant's contribution up to 3% percent of that participant's compensation. Additionally, the Company, at the option of its board of directors, may contribute additional amounts each year that are allocated among participants based on each participant's compensation.

Participant Accounts: Each participant's account is credited with the participant's own contribution and an allocation of the Company's contribution and Plan earnings. Company contributions are allocated to participant accounts based on each participant's proportional compensation. Investment income or loss is allocated to participant accounts based on proportional account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Vesting: Participants are immediately vested in their voluntary, employer matching and rollover contributions plus actual earnings thereon. Vesting in the remainder of their account plus earnings thereon is based on years of credited service as follows:

            Years of Service             Vested Percentage

           Less than 2                            0%
           2 but less than 3                     40%
           3 but less than 4                     60%
           4 but less than 5                     80%
           5 or more                            100%


<Page  8>
                          SKY FINANCIAL GROUP, INC.
                       PROFIT SHARING AND 401(k) PLAN
                        NOTES TO FINANCIAL STATEMENTS
                         December 31, 1999 and 1998

NOTE 1 - DESCRIPTION OF PLAN (Continued)

The portion of a participant's account balance that is not fully vested will be forfeited if the participant separates from service. These forfeited amounts will be used to reduce future employer contributions to the Plan.

Payment of Benefits: On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her vested interest in the account, or the vested portion of a participant's balance may be distributed in installments or partial distributions.

Loans: The Plan provides that participants can borrow funds against their account balances. These loans are limited to the lesser of $50,000 or 50% of the participant's vested account balance. Loan issuances are treated as a transfer between a participant's investment fund(s) and the loans receivable from participant's fund. The loans are secured by the balance in the participant's account. Loan principal and interest payments are made in accordance with the note's amortization schedule, and are made via payroll withholding.


NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting in accordance with generally accepted accounting principles.

New Accounting Standard: The Plan has adopted the American Institute of Certified Public Accountants Statement of Position 99-3, Accounting and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters. The adoption of the standard did not materially impact the Plan's financial statements.

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates. It is at least reasonably possible that a significant change will occur in the near term for the estimates of investment valuation.

Valuation of Investments: The Plan invests in common/collective investment funds offered by Sky Trust, N.A. (formerly known as Mid Am Private Trust, N.A., a wholly-owned subsidiary of the Company), shares of mutual funds, Company common stock, corporate notes, and other common stocks. The Plan's investment in the common/collective investment funds is valued based upon the Plan's proportional share of the common/collective fund's underlying assets. The underlying assets of the common/collective fund are valued at fair market value. Other investments are valued at fair market value as determined by the Plan Trustee using quoted market prices except participant notes receivable, which are valued at cost which approximates fair value.


<Page  9>
                          SKY FINANCIAL GROUP, INC.
                       PROFIT SHARING AND 401(k) PLAN
                        NOTES TO FINANCIAL STATEMENTS
                         December 31, 1999 and 1998


NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (Continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis.

Payment of Benefits:  Benefits are recorded when paid.


NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of plan termination, participants will become 100% vested in their accounts.


NOTE 4 - CUSTODIANSHIP OF PLAN ASSETS AND SPIN-OFF OF ASSETS

Prior to April 1, 1999, Mid Am Bank served as the Plan Trustee for all components of the Plan. Effective April 1, 1999, Sky Trust, N.A. assumed trusteeship of the 401(k) component of the Plan. Mid Am Bank (a wholly-owned subsidiary of the Company) retained trusteeship of the frozen profit sharing and employee stock ownership components of the Plan.

During 1999, the Plan assets were either paid to former participants in the frozen profit sharing plan or they were spun off from the Plan and transferred to the Sky Financial Group, Inc. Employee Stock Ownership Pension Plan (Sky Financial ESOP Pension). This spin-off was accomplished in accordance with certain resolutions adopted by the Plan Sponsor. The transfer to the Sky Financial ESOP Pension is reflected on the statement of changes in net assets available for benefits as a decrease of $22,735,608 in the Plan's assets.

















<Page 10>
                          SKY FINANCIAL GROUP, INC.
                       PROFIT SHARING AND 401(k) PLAN
                        NOTES TO FINANCIAL STATEMENTS
                         December 31, 1999 and 1998


NOTE 5 - INVESTMENTS

The following presents, at fair value, investments that represent 5% or more of the Plan's net assets.
                                                      1999          1998
Sky Financial Group, Inc. common stock,
-0- and 896,892 shares, respectively               $       -    $23,711,582*

Sky Financial Group, Inc. common stock,
302,722 and 233,322 shares, respectively            6,092,274     6,168,703

Sky Trust, N.A. Collective Core Equity Fund,
390,761 and 354,045 shares, respectively            7,754,023     6,043,527

Sky Trust, N.A. Collective Aggressive Equity Fund,
339,795 and 306,753 shares, respectively            4,389,558     3,614,853

Sky Trust, N.A. Collective International Fund,
118,847 and -0- shares, respectively                1,509,191            -

Sky Trust, N.A. Collective Core Fixed Fund,
207,456 and -0- shares, respectively                2,405,047            -

*   Nonparticipant directed

During 1999, the Plan's investments (including investments bought, sold, and held during the year) appreciated by $345,740 as follows:

                         Net Change in Fair Value
                                                    Year Ended
                                                 December 31, 1999
Investments at fair value
   Company common stock                             $(307,427)
   Common collective accounts                         857,369
   Other common stock                                 (90,145)
   Corporate bonds                                    (18,552)
   Mutual funds                                       (61,654)
   Government securities                              (33,851)

                                                     $345,740









<Page 11>

                          SKY FINANCIAL GROUP, INC.
                       PROFIT SHARING AND 401(k) PLAN
                        NOTES TO FINANCIAL STATEMENTS
                         December 31, 1999 and 1998


NOTE 5 - INVESTMENTS (Continued)

The investments of the ESOP and frozen profit sharing components of the Plan during 1998 were directed by the plan administrator and as such represented nonparticipant-directed investments. Information about the net assets relating to the nonparticipant-directed investments, is as follows:

                                        December 31, 1998
   Net Assets:
      Common stock                         $24,343,576
      Mutual funds                             483,560
      Corporate bonds                          122,160
      U.S. Government Securities               200,289
      Cash and cash equivalents              1,386,619
                                           $26,536,204


NOTE 6 - INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated July 11, 1998, that the Plan is qualified under the applicable sections of the Internal Revenue Code. The Plan has been amended since receipt of this determination letter. The plan administrator believes that the Plan continues to qualify as a tax-exempt plan.


NOTE 7 - RELATED PARTY TRANSACTIONS

Parties-in-interest are defined under DOL regulations as any fiduciary of the plan, any party rendering service to the plan, the employer, and certain others. Certain Plan investments are shares of common/collective investment funds managed by Sky Trust, N.A. Additionally, certain other plan investments are shares of Sky Financial Group, Inc. common stock. Sky Trust, N.A. was a fiduciary of the Plan, and Sky Financial Group, Inc. is the sponsor of the Plan. Therefore, all transactions in these investments are party-in-interest transactions. Fees paid by the Plan for administrative and investment services amounted to $284,388 for the year ended December 31, 1999.


NOTE 8 - PLAN AMENDMENTS

Effective January 1, 1999, the Plan was amended and restated. As a part of the amendment and restatement, the Plan name was changed from the "Mid Am, Inc. Profit Sharing and 401(k) Plan" to the "Sky Financial Group, Inc. Profit Sharing and 401(k) Plan".




<Page 12>
                          SKY FINANCIAL GROUP, INC.
                       PROFIT SHARING AND 401(k) PLAN
       SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                             December 31, 1999


Attachment to Form 5500, Schedule H, Part IV, Line 4i

Name of plan sponsor:            Sky Financial Group, Inc.
Employer identification number:        34-1372535
Three-digit plan number:                   001

                                     (c)
             (b)        Description of Investment
          Identity       Including Maturity Date,                   (e)
          of Issue     Rate of Interest, Collateral,  (d)         Current
 (a)     or Borrower       Par or Maturity Value      Cost         Value

  *   Sky Financial         Common Stock
          Group, Inc.       302,722 shares              @      $  6,092,274

  *   Sky Trust, N.A.       Core Equity Fund
                            Investment in 390,761
                            shares of common/
                            collective fund             @         7,754,023

  *   Sky Trust, N.A.       Aggressive Equity Fund
                            Investment in 339,795
                            shares of common/
                            collective fund             @         4,389,558

  *   Sky Trust, N.A.       International Fund
                            Investment in 118,847
                            shares of common/
                            collective fund             @         1,509,191

  *   Sky Trust, N.A.       Core Fixed Fund
                            Investment in 207,456
                            shares of common/
                            collective fund             @         2,405,047

  *   Sky Trust, N.A.       Short-Term Fixed Fund
                            Investment in 92,897
                            shares of common/
                            collective fund             @         1,070,100

  *   Participant Notes     Debt obligations of Plan
                            participants with interest
                            rates ranging from
                            7.0% to 9.75%               @           489,940

                                                               $ 23,710,133

*   Denotes party-in-interest
@ Participant directed investments. Pursuant to Department of Labor regulations, cost basis not presented.


<Page 13>
                            SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                          SKY FINANCIAL GROUP, INC.
                          PROFIT SHARING AND 401(K) PLAN



Date: June 28, 2000       By: /s/ W. Granger Souder, Jr.

                              W. Granger Souder, Jr., Chairman
                              Benefits Plan Committee (Plan Administrator)
                              Sky Financial Group, Inc.